SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies

Area in Charge of the Issuance

Financial and Investor Relations Department / Superintendent’s Office of Investors Relations

Target Audience

Employees, managers, officers and directors of Eletrobras companies.

Approval

Resolution RES-121/2022, of 03/30/2022, of the Executive Board of Eletrobras.

Resolution DEL-040/2022, of 04/13/2022, of the Board of Directors of Eletrobras.

Repository

All policies of Eletrobras companies may be found online at:

https://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx

Copyright and Confidentiality

The contents of this document may not be reproduced without the proper consent. All rights reserved to Eletrobras and to all other Eletrobras companies.

Maximum review period: 5 years

History of Editions:

Edition	Approval	Major Changes
1.0	RES-873/2018, dated 12/10/2018, and DEL-248/2018, dated 12/14/2018.	Not applicable.
2.0	RES-121/2022, of 03/30/2022 and DEL-040/2022, dated 04/13/2022.	Update of the policy as a result of the changes promoted by CVM Resolution No. 44/2021, which revoked CVM Instructions No. 358/2002, 369/2002, and 449/2007.

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Table of Contents

Introduction	3
1 Purpose	4
2 References	4
3 Principles	4
4 Guidelines	5
4.1 Scope	5
4.2 Practices of Disclosure of Material Information	5
4.3 Duties of CFO and Investor Relations Officer	12
4.4 Bound Persons’ Duties	13
4.5 Controlling Shareholders’ Duties	14
4.6 Disclosure of Annual and Quarterly Results	15
4.7 Meetings and Teleconferences or Videoconferences with Analysts and Investors	16
4.8 Website of Eletrobras’ Investor Relations	16
4.9 Relationship of the other Departments of Eletrobras Companies with the Investor Relations Department	17
4.10 Disclosure of Information in Public Offerings	17
4.11 Situations of Crisis	18
4.12 Disclosure of Information on Sale of Control	18
4.13 Disclosure of information about trading of managers, fiscal directors, and members of any agencies with technical or advisory assignments created by provision in the Articles and related persons	18
4.14 Disclosure of Transactions with Related Parties	21
4.15 Disclosure of information on the trading of material shareholdings and on trading between controllers and shareholders	21
4.16 Preclusions to the Trading of Securities	22
4.17 Exceptions for the Preclusion of Trading of Securities	25
4.18 Severe Penalties and Breaches	27
5 Responsibilities	27
6 Concepts	28
7 General	33
8 Exhibits	345

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Introduction

This “Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies” (hereinafter referred to as "policy"): (i) regulates the disclosure of material information about Eletrobras and its controlled companies, as well as regulates access to privileged information, pursuant to CVM Resolution No. 44, dated August 23, 2021, and other applicable laws; and (ii) establishes guidelines and procedures that govern, in an orderly manner and within the limits established by law, the trading of publicly traded Eletrobras securities, as well as the disclosure of information on the trading of securities, which should be fulfilled by bound persons and by the company itself, in order to preserve transparency in trading, with a view to prohibiting the use of privileged information pertaining to Eletrobras for the benefit of bound persons or third party, under the terms of CVM Resolution No. 44, and other applicable laws.

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

1       Purpose

Establishing and governing the mandatory practices for the use and disclosure of material information within the scope of Eletrobras, as well as trading securities of Eletrobras publicly-traded companies, pending undisclosed material information, and for the disclosure of information on the trading of securities issued by it, aiming to establish rules and procedures to be compulsorily fulfilled by the subject persons, regarding the disclosure of material information, maintenance of secrecy and access to privileged information, trading of securities, in accordance with legal and Articles provisions, and other internal regulations, avoiding the improper use of privileged information and ensuring equitable treatment of Eletrobras investors.

2       References

2.1 Law 6385, dated December 7, 1976 - Provides for the securities market and creates the Securities and Exchange Commission.

2.2        Law 6404, dated December 15, 1976, and its subsequent amendments (Brazilian Corporations Act).

2.3        Law 13303, dated June 30, 2016 (Public Corporations Act).

2.4        CVM Resolution No. 44, dated August 23, 2021 and all subsequent amendments thereto.

2.5        Circular Letter No. 7/2020-CVM/SEP - Provides for performance of “lives” with the presence of executives from publicly held companies.

2.6       Code of Ethical Conduct & Integrity.

3       Principles

3.1        Transparency, good faith, loyalty and truthfulness.

3.2        Abiding by the best global practices of investor relations, regularity and transparency in Eletrobras securities trading, as well as the fulfillment of the applicable laws in Brazil and in the places where the company has securities issued or traded, and the regulation by regulatory agencies, Stock Exchange, Code of Ethical Conduct and Integrity of Eletrobras Companies, and other disciplinary standards of Eletrobras.

3.3.       Honesty, symmetry of information, equal treatment, and respect of investors’ rights.

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

4       Guidelines

4.1       Scope

4.1.1        The rules and procedures established in this policy must be met by bound persons who should undertake the obligation to comply with them and to ensure that they are complied with by their subordinates, trusted third party, as well as by related persons who have access to material information not yet disclosed or privileged information.

4.1.1.1 Bound Persons shall ensure that their subordinates, third party, and related persons who have access to material information not yet disclosed or privileged information become aware of this policy and comply with its terms, being jointly liable with them in the event of noncompliance.

4.1.2 This policy is also applicable to material information connected to subsidiaries or affiliated companies of Eletrobras of which the bound persons have become aware, and that, owing to its nature or relevance, turn into material information for Eletrobras.

4.2       Practices of Disclosure of Material Information

4.2.1       Disclosure by Eletrobras

4.2.1.1 The CFO and Investor Relations Officer is primarily responsible for disclosing material information, as well as ensuring its wide and immediate dissemination, simultaneously, with the CVM, through an electronic system available on the CVM website, to the SEC and to all the managing entities of the markets in which the securities issued by the company are admitted to trading.

4.2.1.1.1 The controlling shareholders, officers, members of the Board of Directors of Eletrobras (CA), of the Fiscal Board of Eletrobras and of any agencies with technical or advisory assignments created by provision in the Articles, should report any material information of which they have knowledge to the CFO and Investor Relations Officer who shall carry out its disclosure.

4.2.1.1.2 If the persons referred to in sub-item 4.2.1.1.1, have personal knowledge of material information and ascertain the omission of the CFO and Investor Relations Officer in fulfilling their duty of communication and disclosure, under the terms of this policy, they should notify the said officer, in writing for disclosure. This notification does not exempt its managers, before CVM, from the responsibility for the disclosure, which shall be made immediately to CVM.

4.2.1.2 The CFO and Investor Relations Officer should oversee any leaks of material information to the media outlets and/or atypical fluctuations concerning the trading of securities, and, if he finds that such Information was improperly disclosed, he should immediately perform the comprehensive disclosure to the information market.

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

4.2.1.3 In the absence or impediment of the CFO and Investor Relations Officer for the purposes of the remedies provided for in sub-items 4.2.1.1 and 4.2.1.2, Eletrobras’ CEO shall implement them. In the case of absence or impediment of Eletrobras’ Chief Executive Officer, such measures should be applied by the Chairman of the Board of Directors or by that whom the latter shall appoint, without prejudice to the provisions under sub-item 4.2.1.1.1.

4.2.1.4 The subject persons should communicate to the CFO and Investor Relations Officer (i) any act, fact or situation that may stand as a material information that they have become aware, and/or (ii) about the undue disclosure of privileged information, without abidance by the applicable laws and regulation, as well as of this policy.

4.2.1.4.1 In the event of sub-item 4.2.1.4, the CFO and Investor Relations Officer shall be in charge of reviewing the information and, if he concludes that it is a material information, he should arrange comprehensive and immediate disclosure to the market, abiding by the provisions under sub-item 4.2.1.4.2.

4.2.1.4.2 In the absence or impediment of the CFO and Investor Relations Officer to take the measures required for the due review of the information imparted by the subject person, Eletrobras’ Chief Executive Officer shall perform such review and, if he finds that it is material information, Eletrobras’ Chief Executive Officer should perform its disclosure, abiding by the applicable laws and regulation, as well as the rules included in this policy. In the case of absence or impediment of Eletrobras’ Chief Executive Officer, such measures should be applied by the Chairman of the Board of Directors or by that whom he may appoint.

4.2.1.4.3 Any subject person that has questions regarding the qualification of a given situation as material information, as well as regarding the treatment given to a given situation, under the terms of this policy, should contact the Chief Financial Officer and Investor Relations Officer or the investor relations department of Eletrobras to arrange the clarifications required.

4.2.1.5 It is incumbent on the CFO and Investor Relations Officer to ensure that the disclosure of material information, as provided in sub-item 4.2.1, is preceded or is performed simultaneously to the cover of information by any media outlet, including press release, or else in meetings of professional entities, investors, analysts or selected public, domestically or abroad.

4.2.1.6        The disclosure of material information should occur through, at least, one of the following communication channels: (i) widely circulated newspapers commonly used by the company; or (ii) at least 01 (one) news portal on the Internet, which makes available, in a section available for free access, the information in its entirety.

4.2.1.6.1 The disclosure of material information, as provided for in sub-item 4.2.1.6, can be performed in a summarized form, stating the addresses on the Internet, where complete information shall be available to all investors, in a minimum content identical to that submitted to CVM.

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

4.2.1.7 The disclosure of the material information should be made, whenever possible, simultaneously and preferably before the start and after the termination of trading in the Stock Exchange, in all markets where Eletrobras’ securities are traded, given that the working hours in the Brazilian market shall prevail in the case of incompatibility.

4.2.1.7.1 If the disclosure should be made before trading opens, whenever possible, the advance time of at least one hour shall be met, so that delays in the start of the trading is prevented, and the dissemination of information provided is allowed.

4.2.1.8        If it is imperative that the disclosure of material information happens over the time of trading, the Investor Relations Officer may, when communicating the material information, request, always simultaneously to the domestic and foreign Stock Exchanges and organized over-the-counter market entities wherein the securities issued by Eletrobras are allowed to be negotiated, the suspension of the trading of securities over the time required for the proper dissemination of material information, in keeping with the procedures provided for in the regulations issued by the Stock Markets and organized over-the-counter market entities on the matter.

4.2.1.9 The disclosure and the communication to the market of material information should be performed in a clear, precise, straightforward, reliable, and timely manner, with quality, transparency, truthfulness, completeness, and consistency, as well as in a language commonly understood by the investing public, in Portuguese and English, without prejudice to the use of other language styles, if deemed necessary.

4.2.1.9.1. Without prejudice to the effort of Eletrobras to prevent the divergence between translated versions, in the case of difference in interpretation, the information disclosed in Portuguese should always prevail.

4.2.1.10 The disclosure of material information should be made to CVM, by means of an electronic system available at the website of CVM, as well as to SEC and Stock Exchanges, under the terms of the applicable standards.

4.2.1.11 In addition to sub-item 4.2.1.9, the disclosure of material information should be performed by means of the news portal available on the internet, stated in the Registration Form of Eletrobras, at the website of Investor Relations of Eletrobras, and submitted by e-mail to voluntarily registered investors in the investor relations department of Eletrobras.

4.2.1.11.1 Any change in the communication channel used by Eletrobras, which is established in sub-item 4.2.1.10, should be preceded by : (i) updating of this Policy, under the terms of CVM Resolution No. 44; (ii) updating Eletrobras’ Registration Form; (iii) disclosure of change implemented under the terms by then used for the disclosure of material information.

4.2.1.12 Eletrobras’ managers are responsible for strictly reviewing the concrete situations, arising out of the company’s activities and operations, as well as decisions or any information of which they have become aware or which is under their responsibility, which

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

may be characterized as material information, informing to the CFO and Investor Relations Officer, for decision-making about keeping it confidential or disclosing it, under the terms of applicable laws and this policy.

4.2.1.13 The investor relations department is the main responsible for preparing external communications to the capital market, by means of Material Facts or Communications to the Market, based on the information obtained from the concerned business division(s) or department(s), and shall subject the Material Fact or Communication to the Market to prior approval of the Chief Financial Officer and Investor Relations Officer.

4.2.1.14 The access to privileged information should be limited to the professionals directly involved in the subject in question, until the due disclosure of material information to the market happens, abiding by the rules of this policy.

4.2.1.15 If a given material information is improperly disclosed to a person or group of persons, the CFO and Investor Relations Officer should be immediately informed, so as to ensure the immediate and comprehensive disclosure of the terms of this policy.

4.2.1.16 In addition to the material information, the mandatory reports shall be disclosed to CVM, by means of the electronic system available at the website of CVM, SEC, and Stock Exchanges, and at the company’s Investor Relations website, abiding by the terms and rules established under the laws.

4.2.1.17 Eletrobras may disclose, in the form of a Communication to Market, other information for clarification purposes, not characterized as material information, that the Eletrobras understands as useful for the investing audience.

4.2.1.18 Eletrobras does not comment on rumors or declarations that may lead to loss of stability, or else connected to political parties, except for the cases that may stand as leak of material information, in the hypothesis of request by regulatory agencies, or else in the cases in which such information may be harmful for the investing audience’s understanding, or the image or business of Eletrobras.

4.2.1.19 Eletrobras does not disclose forecasts about subsequent performance, and maintains that the mere forecast or business or opportunity assessments, for investments or divestments, does not stand as material information.

4.2.1.19.1 Eletrobras and its subsidiaries may disclose the expectations about the behavior of its business or market where it operates, however, such estimates should always reflect beliefs and expectations that necessarily imply risks and uncertainties, whether they are known or not, and shall not stand as material information. Known risks and uncertainties include, without limitation: economic, regulatory, political, and commercial conditions at large, in Brazil or abroad, changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy by consumers, competitive conditions, level of indebtedness, possibility of receipt of payments connected to receivables, changes in rainfall and water levels in reservoirs used to operate Eletrobras’ hydropower plants or those of its subsidiaries, plans concerning financing and capital

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

investment, governmental regulations existing in Brazil and abroad, as well as other risks described in annual reports and other documents registered before CVM and SEC. Any beliefs and expectations refer only to the date on which they were expressed, and Eletrobras does not undertake any responsibility to update any of such estimates as a result of new information or future events. Such expectations of future results of operations and efforts undertaken by Eletrobras may differ from actual expectations, and the investor should not be exclusively based on information included in these beliefs and estimates.

4.2.2       Mechanisms of Control and Restriction of the Access to Material Information

4.2.2.1 It is mandatory for bound persons to execute an Instrument of Adhesion (Exhibit I) and to forward it to the CFO and Investor Relations Officer who should file the document with Eletrobras’ Investor Relations Department.

4.2.2.2 Without prejudice to the obligation of all bound persons, as provided for in this sub-item 4.2.2.1, the managers, fiscal directors and members of any agencies with technical or advisory assignments created by provision in the Articles, are bound to delivering the “Instrument of Adhesion” (Exhibit I) executed in up to seven business days, counted as of its holding in the respective position, and the responsible department is in charge of serving as secretary for the works of such members when gathered in boards, in order to apply the measures required for the fulfillment of this obligation.

4.2.2.3 Whenever there are changes to registration data, the undersigners of the Instruments of Adhesion are bound to reporting them to Eletrobras forthwith, by means of the CFO and Investor Relations Officer.

4.2.2.4 Eletrobras should keep in its registered office, at the disposal of CVM, the list of people that undersigned the Instrument of Adhesion, and respective qualifications, pointing out their position or job title, address, and registration number in CPF (Individual Taxpayer ID) or CNPJ (Corporate Taxpayer ID), immediately updating it whenever there is change.

4.2.2.5 The Instruments of Adhesion should be filed at the registered office of Eletrobras while their undersigners should remain in a relation with Eletrobras or subsidiaries, and for at least more five years after their withdrawal, under the terms of Paragraph 1 of Article 17 of CVM Resolution No. 44.

4.2.2.6 Whenever the company performs a procurement that involves access to privileged information, the Bound Persons should demand that: (ii) external consultants, partners, service providers, commercial contacts, and their respective employees and representatives, or any person who has a business relationship with Eletrobras, who may have access to or produce privileged information and who are under their management, become aware of this policy; and (ii) arrange for their contractors with access to privileged information to sign, prior to said access, the Instrument of Adhesion (Exhibit I) or confidentiality agreements that abide by the principles and obligations established in this policy.

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

4.2.2.7 Such Instruments shall be forwarded to the CFO and Investor Relations Officer who should file the said Instruments in its Investor Relations Department.

4.2.2.8 In the case of strategic partners, when the exchange of privileged information is necessary, the procedure should always be preceded by a non-disclosure agreement.

4.2.2.9 Any meetings with the investing public, in Brazil or abroad, concerning matters that may characterize a material information, shall only be performed preferably in the presence of the CFO and Investor Relations Officer, the Chief Executive Officer or professional of the Investor Relations Department. In the absence of the CFO and Investor Relations Officer or of a professional of the Investor Relations Department, the content of the meeting should be reported to the CFO and Investor Relations Officer, in that which may lead to the characterization of a material information, with the purpose of any material information is immediately and simultaneously disclosed to the investing public, under the terms of this policy.

4.2.2.10 The Eletrobras’ procuring division should establish, in the contracts with external advisors and third party that, owing to their nature, imply access or production of privileged information, with the mandatory requirement that these parties comply with the content of this policy, in addition to including a non-disclosure clause.

4.2.2.11 In the event of atypical fluctuation of the quote, price or amount negotiated for the securities, or in the event of request for clarifications of the regulatory agencies, Stock Exchanges or organized over-the-counter market entity where the securities issued by Eletrobras are allowed for trading, as concerns material information, the Investor Relations Officer should inquiry the bound persons to ascertain if they are acquainted with material information that should be disclosed to the market.

4.2.2.12 The public communications issued by subsidiaries of Eletrobras, which involve material information, should be reviewed and approved by the CFO and Investor Relations Officer of Eletrobras, by means of the Investor Relations Department.

4.2.2.13 The bound persons shall abide by the following procedures, without limitations, in order to protect against inappropriate disclosure of material information:

a)	disclosing privileged information strictly to those persons directly involved in the subject in question;
b)	not disclosing privileged information (i) in public spaces or in the presence of third party not aware of it, or (ii) in telephone conferences in which one cannot be sure of whom shall attend it;
c)	keeping the environment in which such privileged information is stored, and conveyed, restricting any unauthorized access;
d)	not commenting on the privileged information to third party;
e)	not giving interviews to the press or availing themselves of any communication outlet as concerns the material information, before its appropriate disclosure by the Investor Relations Officer of Eletrobras, by means of the appropriate channels, under the terms of this policy
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f)	in the case of doubt about the possibility of a given piece of information to be characterized as material information or privileged information, they should previously report, in writing, any comment in the means of communication stated in the previous sub-item, to the CFO and Investor Relations Officer or Investor Relations Department, so that one of the latter may review the information to ascertain if it is a material information, so that it may be disclosed, by means of the appropriate channels, under the terms of this policy; and
g)	abiding by the recommendations of Circular Letter No. 7/2020-CVM/SEP which addresses the performance of “lives,” with the presence of executives from Eletrobras companies.

4.2.3       Exception for Immediate Disclosure

4.2.3.1 Exceptionally, the material information may no longer be disclosed if the controlling shareholders or the managers understand that its disclosure shall put Eletrobras’ legitimate interest at risk.

4.2.3.2 In the hypothesis under sub-item 4.2.3.1, Eletrobras’ managers and controlling shareholders shall undertake, preferably by means of the CFO and Investor Relations Officer, to immediately disclose the material information, in the hypothesis that the material information escapes the control, or if there is atypical fluctuation in the quote, price or amount of the securities traded or trading referred to such securities.

4.2.3.3 Eletrobras managers or controlling shareholders may submit a request to the Corporate Relations Superintendent’s Office (SEP), by means of a sealed envelope, which must contain the word “confidential” or by e-mail addressed to the institutional address of SEP with the subject “request for confidentiality,” as provided for in CVM Resolution No. 44, for the CVM to decide on the provision of information that has not been disclosed.

4.2.3.4 In the hypothesis of sub-item 4.2.3.3, if CVM decides to disclose material information, the author of the request, or preferably the CFO and Investor Relations Officer, should, after notification of CVM, immediately communicate to the Stock Exchange and organized over-the-counter market entity where the securities issued by Eletrobras are allowed to be negotiated, and disclose such material information, under the terms of Article 3 of CVM Resolution No. 44.

4.2.4       Quiet Period

4.2.4.1 Eletrobras applies, in accordance with the best market practices, the use of quiet period on the 15 days before the issuance of annual and quarterly financial statements, in a way to guarantee the equity of information treatment for the investing public.

4.2.4.1.1 Over the quiet period, meetings with investors, investment fund analysts and capital market agents cannot be held, and meetings with rating agencies are allowed.

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4.2.4.2 The dates of disclosures of financial and quarterly financial statements shall be disclosed by the company by means of its schedule of events, available at the website of CVM and at the website of the Investor Relations of Eletrobras.

4.2.4.3 Over the quiet period, Eletrobras may disclose material information, insofar as needed according to the laws applicable to this policy.

4.2.4.4 The compulsory nature of the disclosure, by Eletrobras, of mandatory reports before the regulatory agencies and Stock Exchanges, and of material information, shall not be impacted by the quiet period rule, and shall be performed within the terms established in the applicable standards.

4.2.4.5 Exceptionally, in the case of involuntary leaks of material information included in the annual or quarterly financial statements or in the event of Act of God, in order to guarantee the symmetry of information to the market, Eletrobras shall report to the regulatory agencies, and disclose the information leaked to the market, on an immediate basis, in keeping with the procedures provided for in this policy.

4.3       Duties of CFO and Investor Relations Officer

4.3.1 Without prejudice to the other obligations provided for in this policy, the CFO and Investor Relations Officer shall:

a)	submit to CVM, through an electronic system available on the CVM website on the Internet, and, if applicable, to the Stock Exchange and organized over-the-counter market entity in which the securities are actually traded, any material information concerning Eletrobras’ business, as well as ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are actually traded;
b)	ensure that the disclosure of material information precedes or is performed simultaneously to the dissemination of information by any media outlet, including press release, or else in meetings of professional entities, investors, analysts or select audience, domestically or abroad;
c)	inquiry the persons with access to material information, with a view to ascertaining if they are aware of material information that may be disclosed to the market, in the event of request for clarifications of regulatory agencies or Stock Exchanges, or if there is atypical fluctuation in the quote, price or amount negotiated of the Securities issued by Eletrobras or referred to by them;
d)	inquiry the persons with access to privileged information, in the event this is out of the company’s control, including the controlling shareholders or managers that deem necessary to keep material information in confidentiality, under the terms exceptionally authorized by CVM Resolution No. 44 and this policy, and arrange the immediate disclosure of material information, by means of the appropriate channels, as provided for in this policy;
e)	fulfill this policy, CVM Resolution No. 44, and other laws applicable to Eletrobras companies regarding the disclosure of material information, the trading of securities pending an undisclosed material act or fact or the disclosure of information on the trading of securities;
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f)	clarify requests from regulatory agencies and Stock Exchanges about material information and about trading in securities pending material information undisclosed;
g)	review the need to request, always simultaneously, to the Stock Exchanges, the suspension of the trading of Eletrobras’ securities, for the time required for the appropriate dissemination of the material information;
h)	analyze the rumors, speculations and news disclosed by any media outlet and their impact on the quote of the securities on the decision of the investors in purchasing, selling or keeping securities or the decision of investors to exercise any rights inherent to the condition of holder of securities, and, accordingly, provide the due clarifications to the market, in an immediate manner, and under the terms of this policy;
i)	carry out, by means of its Investor Relations Department, the training of bound persons concerning the content of this policy.
j)	transmit to the CVM and, as the case may be, to the Stock Exchange and entity of the organized over-the-counter market in which the securities are admitted to trading, information on the ownership and trading carried out with securities by the officers, the members of the Board of Management, the Fiscal Board and any agencies with technical or advisory assignments created by provision in the Articles; and
k)	be responsible for implementing and monitoring this policy.

4.3.2 CVM, the Stock Exchange or, if applicable, the entity of the organized over-the-counter market in which the securities issued by the company are admitted to trading may, at any time, demand clarification from the CFO and Investor Relations Officer about the disclosure of material information.

4.4       Bound Persons’ Duties

4.4.1 Without prejudice to the other obligations provided for in this policy, bound persons shall:

a)	fulfill this policy, CVM Resolution No. 44, and other laws applicable to Eletrobras companies regarding the disclosure of material information, the trading of securities pending an undisclosed material act or fact or the disclosure of information on the trading of securities;
b)	communicate to the Chief Financial Officer and Investor Relations Officer or investor relation department (i) any act, fact or situation that may stand as a material information that it has become aware, and/or (ii) about the undue disclosure of privileged information, without abidance by the applicable laws and regulation, as well as by this policy;
c)	immediately report to the Chief Financial Officer and Investor Relations Officer if there is any material information improperly disclosed to a person or group of persons;
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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES
d)	immediately fulfill the requirements and clarifications of the Chief Financial Officer and Investor Relations Officer or the investor relations department concerning the check of material information or the responsibility for undue disclosure;
e)	keep secrecy of the information concerning the material information to which they have privileged access as a result of the job title or position that they hold, until its proper disclosure to the market, as well as ensure for subordinates and third party of their trust to do it, being solely and jointly liable with the latter if the duty of confidentiality is breached;
f)	abide by the mechanisms of control and restriction of the access to material information and privileged information provided for under this Policy;
g)	notify in writing the Chief Financial Officer and Investor Relations Officer whenever an omission thereof is found in regard to the disclosure of material information, under the terms of this policy, so that the disclosure is made;
h)	immediately communicate the material information to CVM, abiding by the Spokesperson Policy of Eletrobras Companies whenever there is omission of the Chief Financial Officer and Investor Relations Officer to disclose material information;
i)	abide by the preclusions and restrictions to trading if the disclosure of material information is imminent, under the terms of this policy and applicable laws;
j)	execute the Instrument of Adhesion (Exhibit I) and forward it to the investor relations department of Eletrobras;
k)	require that the external advisors, partners, service providers, commercial contacts, and their respective employees, and representatives, or any person that has a commercial relationship with Eletrobras, with access to privileged information, and are under their management, be acquainted with this policy, and, whenever the procurement involves access to privileged information, arrange that their contractors be acquainted with content of this policy and sign the Instrument of Adhesion (Exhibit I) or appropriate non-disclosure agreements, given that the Instruments of Adhesion should be forwarded to the Chief Financial Officer and Investor Relations Officer or Investor Relations Department; and
l)	inform the company, through the CFO and Investor Relations Officer, of the ownership and trading carried out with securities, including those of related persons, under the terms of Article 11 of CVM Resolution No. 44.

4.4.2 Bound Persons are forbidden to unduly use privileged information to obtain any advantages, either pecuniary or not, for themselves or third party.

4.5       Controlling Shareholders’ Duties

4.5.1 Without prejudice to the other obligations provided for in this policy, as well as other rules applicable to the public agents, especially Law 8112, dated December 11, 1990, the controlling shareholders shall:

a)	fulfill this policy, CVM Resolution No. 44, and other laws applicable to the company regarding the disclosure of material information, the trading of securities pending an undisclosed material act or fact or the disclosure of information on the trading of securities;
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b)	communicate to the Chief Financial Officer and Investor Relations Officer or investor relation department (i) any act, fact or situation that may stand as a material information that it has become aware, and/or (ii) about the undue disclosure of privileged information, without abidance by the applicable laws and regulation, as well as by this policy;
c)	immediately report to the Chief Financial Officer and Investor Relations Officer if there is any material information improperly disclosed to a person or group of persons;
d)	immediately fulfill the requirements and clarifications of the Chief Financial Officer and Investor Relations Officer or the investor relations department concerning the check of material information or the responsibility for undue disclosure;
e)	keep secrecy of the information concerning the material information to which they have privileged access as a result of the job title or position that they hold, until its disclosure to the market, as well as ensure for subordinates and third party of their trust to do it, being solely and jointly liable with the latter if the duty of confidentiality is breached;
f)	abide by the mechanisms of control and restriction of the access to material information and privileged information provided for under this Policy;
g)	notify in writing the Chief Financial Officer and Investor Relations Officer whenever an omission thereof is found in regard to the disclosure of material information, under the terms of this policy, so that the disclosure is made;
h)	immediately communicate the material information to regulatory agencies, in keeping with the Spokesperson Policy of Eletrobras Companies, whenever the CFO and Investor Relations Officer fail to disclose material information;
i)	abide by the preclusions and restrictions to trading if the disclosure of material information is imminent, under the terms of this policy and applicable laws; and
j)	send Eletrobras, through its CFO and Investor Relations Officer, information on material trading that they carry out, pursuant to article 12 of CVM Resolution No. 44.

4.5.2 Controlling shareholders, their representatives, servants, and employees are forbidden to unduly use privileged information for obtaining any advantages, either pecuniary or not, for themselves or third party.

4.6       Disclosure of Annual and Quarterly Results

4.6.1       The disclosure of annual or quarterly financial statements should be disclosed under the terms provided for in this policy and should preferably be performed before the start or after the termination of trading in Stock Exchanges, in all markets where the Eletrobras’ securities are traded, with the Brazilian market working hours prevailing in the case of incompatibility.

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4.6.1.1 If the disclosure should be made before trading opens, whenever possible, the advance time of at least one hour shall be met, so that delays in the start of the trading is prevented, and the dissemination of information provided is allowed.

4.6.2 Additionally, the company should disclose the Form 20F required by SEC and the New York Stock Exchange. Said form shall also be filed at the website of Investor Relations of Eletrobras and disclosed jointly with CVM, in a simultaneous manner, in English, and, after the measures of the respective translation, the version in Portuguese language.

4.6.3 The information, reviews, and presentations pertaining to the annual and quarterly results, including by means of Press Releases, should be disclosed to CVM, by means of the electronic system available at the website of CVM, SEC, and Stock Exchanges, under the terms of the applicable standards, and at the website of Eletrobras’ Investor Relations.

4.6.4 Eletrobras should endeavor to hold a teleconference or videoconference with analysts and investors, in the event of the disclosure of the annual and quarterly financial statements, with simultaneous interpreting to English, in such a way to allow comprehensive awareness to the financial information disclosed.

4.6.5 The dates of disclosures of financial and quarterly financial statements, as well as teleconferences or videoconferences, shall be disclosed by the company by means of its schedule of events, available at the website of CVM and at the website of the Investor Relations of Eletrobras. Eletrobras should previously inform the data of connection to access teleconferences or videoconferences.

4.7       Meetings and Teleconferences or Videoconferences with Analysts and Investors

4.7.1 In accordance with the policy of provision of information to the market and rules pertaining to the Level 1 of Corporate Governance of B3, Eletrobras should participate in several meetings with shareholders and investors, by means of conferences, teleconferences or videoconferences, roadshows, conference calls, and meetings or events with investors, in Brazil or abroad.

4.7.2 As for the relationship with the investing audience, this policy shall be carefully fulfilled.

4.7.3 Meetings and teleconferences or videoconferences with the investing public, in the country or abroad, shall comply with the provisions of sub-item 4.2.2.9 of this policy.

4.8       Website of Eletrobras’ Investor Relations

4.8.1 The website of the Investor Relations of Eletrobras, with versions in Portuguese and English languages, and should keep, at disposal of the investors, material information, press release, presentations, financial and operating information, schedule of events, information on the payment of dividends, quote of shares in Eletrobras, reference form, Form 20F, reports, annual and quarterly financial statements, channels of access to the

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Investor Relations Department, frequently asked questions and answers, governance instruments as the bylaws, and other manuals or policies, call for tenders and proposals of management, information of the capital stock, among other information considered mandatory for the law. Such documents should be filed and disclosed by Eletrobras, abiding by the terms and conditions provided for in the applicable laws.

4.9       Relationship of the other Departments of Eletrobras Companies with the Investor Relations Department

4.9.1 The managers, executives, and technicians of Eletrobras companies should keep the CFO and Investor Relations Officer, and the responsible for the Investor Relations Department always updated with comprehensive information of strategic, operating or financing character, and the Investor Relations Officer shall be in charge of disclosing the information, under the terms of this policy.

4.9.2 Eletrobras’ communication department should keep constant interaction with the investor relations department and communication divisions of the subsidiaries, in order to prevent from being granted, by managers and executives of Eletrobras and its subsidiaries, interviews, statements or press releases or any other means of communication, connected to the material information, before its appropriate disclosure by the CFO and Investor Relations Officer of Eletrobras, by means of the appropriate channels, under the terms of this Policy and Circular Letter No. 7/2020-CVM/SEP, addressing the performance of lives.

4.9.2.1 In the event of involuntary disclosure of material information not yet disclosed, in interviews, newspapers, magazines, press conferences, declarations, blogs or other means of communication, the communication department should immediately report to the CFO and Investor Relations Officer, in writing, so that it ensures the comprehensive and immediate disclosure of such information to the market, CVM, SEC, and Stock Exchanges, under the terms of this policy and applicable laws.

4.10       Disclosure of Information in Public Offerings

4.10.1 Immediately after the resolution on performance of the public offering of the securities that depends on the registration at CVM, Eletrobras should disclose the amount of securities to be purchased or sold, the price, the payment conditions, and further conditions to which the offer is subject, under the terms of this Policy and Article 3 of CVM Resolution No. 44.

4.10.2 The provisions under sub-item 4.10.1 shall not be applicable to the privileged preliminary analysis of the requests for filing of the public distribution of securities, under the terms of the applicable regulation.

4.10.2.1 If the performance of the public offering is subject to the implement of conditions, Eletrobras shall be required to disclose a warning of Material Fact, whenever such conditions are ascertained, clearing up if they maintain the offering, and in which conditions, or if it shall lose its effectiveness.

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4.10.3 The primary or secondary public distribution of securities should be disclosed, in keeping with the provision under sub-item 4.10.1, when such information falls under the concept of material information, and should comply with the provision in this policy in regard to the access and treatment of privileged information, and the preclusion of the trading of securities.

4.11       Situations of Crisis

4.11.1 In situations of crisis, Eletrobras should, by means of its communication department, assign a spokesperson for communication to the press, without prejudice to the possibility of appointing other spokespersons, which are under the guidance of the committee of crisis that may be created, earmarked for the relationship with other strategic stakeholders, as provided in the Spokesperson Policy of Eletrobras Companies.

4.11.2 In the situations of crisis, the loudspeakers that may be appointed should keep the CFO and Investor Relations Officer and Investor Relations Department duly posted of all efforts, in order to ensure that this Policy be fulfilled as much as possible, as well as the Spokesperson Policy of Eletrobras Companies.

4.11.2.1 In the case of absence or impediment of the CFO and Investor Relations Officer, the CEO of Eletrobras should be informed and, in the latter’s absence, the Chairman of the Board of Directors – CA or that whom he may appoint. The officer or, in his absence, the person who substitutes him, is required to take measures aimed at fulfilling this policy, ensuring that the investors, regulatory agencies and stock exchanges are supplied, in a timely and simultaneous time, in an efficient, thorough, reasonable, and egalitarian manner, with the information required for their investment decisions, aiming at the best symmetry possible as concerns the dissemination of material information.

4.12       Disclosure of Information on Sale of Control

4.12.1 If Eletrobras acquires the shareholding control of a publicly-held company, it shall disclose a Material Fact and carry out the communications referred to in sub-item 4.2.1, as provided for therein.

4.12.2 In the event of the sale of control of Eletrobras or any of its publicly-held subsidiaries, the purchaser shall disclose a Material Fact and carry out the communications provided for in article 3 of CVM Resolution No. 44, as provided for therein.

4.12.3 The communication and disclosure referred to in sub-items 4.12.1 and 4.12.2 shall include, at least, the information contained in the sole paragraph of Article 10 of CVM Resolution No. 44.

4.13 Disclosure of information about trading of managers, fiscal directors, and members of any agencies with technical or advisory assignments created by provision in the Articles and related persons

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

4.13.1 The managers of Eletrobras, as well as its fiscal directors, and members of any agencies with technical or advisory assignments created by provision in the Articles shall be required to inform to Eletrobras:

a)	the ownership of the securities issued by Eletrobras itself, by its parent companies or subsidiaries, in the last two cases, given that it is a publicly-held company (Exhibit II). Eletrobras’ controlled and affiliated companies are also required to inform Eletrobras about the ownership of Eletrobras’ securities, or of controlling companies or subsidiaries, in the latter two cases, as long as it is a publicly-held company (Exhibit II); and

b)	the trading made with securities issued by Eletrobras itself, by its parent companies or subsidiaries, in the last two cases, given that it is a publicly-held company (Exhibit III). Eletrobras’ controlled and affiliated companies are also required to inform Eletrobras of the trading carried out with securities issued by Eletrobras itself, parent companies or subsidiaries, in the latter two cases provided that it is a publicly-held company (Exhibit III).

4.13.2 The managers of Eletrobras, fiscal directors of Eletrobras and members of any of Eletrobras’ agencies with technical or advisory assignments created by provision in the Articles should also report to Eletrobras the securities issued by Eletrobras itself, its parent companies or subsidiaries (in the last two cases, given that it is a publicly-held company), which are the property or traded by related persons (Exhibit II and Exhibit III).

4.13.3 The communication to which the previous sub-items refer should cover the trading with derivatives or any other securities referred to by the securities issued by Eletrobras or issued by its parent companies or subsidiaries, in the latter two cases, provided that the latter two cases are publicly-held companies.

4.13.4 For the purposes of the communication referred to in this sub-item 4.13, the trading of securities issued by Eletrobras itself, its parent companies or subsidiaries, in the latter two cases, if publicly-held companies, is equivalent to the application, redemption, and trading of interests in investment funds whose regulation establishes that its portfolio of shares is exclusively made up of shares issued by Eletrobras, its parent companies or subsidiaries.

4.13.5 The communication referred to in sub-item 4.13 should have at least the following information, and be delivered in the form of Exhibits II and III, accordingly:

a)	name and qualification of the communication issuer, and, accordingly, that of the related persons, reporting the registration number of CPF (Individual Taxpayer ID) or CNPJ (Corporate Taxpayer ID) of the communication issuer, and of the related persons, accordingly;
b)	amount, per type and class, in the case of shares, and further characteristics in the case of other securities, in addition to identification of the issuing company, and the balance of the position issued before and after the trading; and
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c)	form of procurement or sale, price, and date of the transactions.

4.13.6 The communication referred to in sub-items of this sub-item 4.13 should be made by Eletrobras’ managers, fiscal directors, and members of any agencies with technical and advisory assignments of Eletrobras created by provision in the Articles:

a)	over the term of five days after the performance of each business (Exhibit III);
b)	on the first business day after the investiture in the position (Exhibit II); and
c)	in the event of presentation of documentation for registration of the company as publicly held.

4.13.7 The managers, fiscal directors, and members of any agencies with technical or advisory assignments created by provision of Eletrobras in the Articles should inform to Eletrobras any change to the information provided for in this sub-item 4.13 in up to 15 days as of the change.

4.13.8 In the event that the managers, fiscal directors, and members of any agencies with technical or advisory assignments created by provision of Eletrobras in the Articles take office in their respective positions, on dates prior to the date of effectiveness of this policy, such people should immediately report to Eletrobras on the information above, including the current amount, the characteristics, and the manner of purchase of the securities referred to in this sub-item 4.13, if they have not performed it as established hereunder.

4.13.9 Eletrobras shall submit to CVM, and, as the case may be, to Stock Exchange or OTC entities where Eletrobras’ shares are listed for trading, the information referred to in paragraph 5 of article 11 of CVM Resolution No. 44 in regard to the securities traded by Eletrobras itself, by its subsidiaries and affiliates, as well as by managers, fiscal directors, and members of any bodies with technical or advisory assignments created by provision in the Articles of Eletrobras and related persons.

4.13.9.1 The information referred to in this sub-item 4.13 should be submitted, by Eletrobras, over the term of up to ten days after the end: (i) of the month on which changes to positions held are found, (ii) of the month on which the investiture in the position of persons referred to in this sub-item 4.13 happens, or (iii) of the month on which the communication provided for in Item 4.13.7 happens.

4.13.9.2 The information referred to in sub-item 4.13.1 should be delivered in an individual and consolidated form by the agency referred to therein, given that they shall be available on the electronic system of CVM:

a)	the individual positions of the very company, its affiliates and parent companies; and
b)	the positions, consolidated by agency, held by members of the management, fiscal council or any agencies with technical or advisory assignments created by statutory provision.

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4.13.10 Without prejudice to the information above, the managers, fiscal directors, and members of any agencies with technical or advisory assignments created by provision in the Articles of Eletrobras shall be required to inform to Eletrobras about the ownership and the trading of bonds issued by Eletrobras, under the terms of Exhibit IV. Such requirement of managers, fiscal directors, and members of any agencies with technical or advisory assignments created by a provision in the Articles shall be applicable to the ownership and trading of bonds by related persons.

4.13.11 The CFO and Investor Relations Officer is responsible for transmitting to CVM and, if applicable, to the managing entities of the markets in which the securities are admitted to trading, the information received by the company in accordance with the provisions of this sub-item 4.13.

4.14       Disclosure of Transactions with Related Parties

4.14.1 The disclosure of the information regarding the transactions with related parties should abide by the laws and regulation in practice, and should be performed in abidance by this policy, and the Policy of Transactions with Related Parties of Eletrobras Companies.

4.15 Disclosure of information on the trading of material shareholdings and on trading between controllers and shareholders

4.15.1 The controlling shareholders, whether direct or indirect, and the shareholders that elect members of the Board of Directors or Fiscal Board, as well as any individual or corporation, or group of persons, operating in concert or representing the same interest, which make Material Trading should, under the terms of CVM Resolution No. 44, submit to Eletrobras the following information:

a)	name and qualification, stating the registration number in the Brazilian Individual or the Brazilian Corporate Taxpayers’ Registries;
b)	purpose of the interest and amount intended, having, as the case may be, declaration that the business are not aimed at changing the composition of control or the administrative structure of Eletrobras;
c)	number of shares and other securities and derivatives referred to by such shares, either of physical or financial settlement, stating the amount, class, and type of shares referred to;
d)	stating of any agreement or contract regulating the exercise of voting right or sale and purchase of securities issued by the company;
e)	if the shareholder is resident or domiciled abroad, the name or corporate name and number of registration at CPF or CNPJ of its principal or legal representative in Brazil, for the purposes of Article 119 of the Corporations Act; and
f)	other information that may be required by the applicable laws.

4.15.2 The requirements provided for in sub-item 4.15.1 shall also extend to (i) the purchase of any rights over the shares and other securities referred to under the subsections of sub-item 4.15.1; and (ii) execution of any derivatives referred to by the

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shares provided for under sub-item 4.15.1, even though without physical settlement. In these events, the following rules shall be abided by:

a)	the shares directly held, and those referred to by derivatives of physical settlement shall be deemed as a whole, for the purposes of check of the percentages referred to under the definition of “Material Trading” of this policy;
b)	the shares referred to by derivatives, with estimate of settlement exclusively financial shall be calculated regardless of the shares provided for under subsection “a,” for the purposes of check of the percentages referred to under the definition of “Material Trading” of this policy;
c)	the amount of shares referred to by derivates that lead to economic exposure of the shares may not be compensated by the amount of shares referred to by derivatives that have inverse economic effects; and
d)	the obligations set forth in sub-item 4.15.1 do not extend to structured operations certificates (COE), securities index funds, and other derivatives in which the shares issued by the company have a weight of less than 20% (twenty percent).

4.15.3 The communication referred to by sub-item 4.15.1 should be made immediately after the interest referred to in the definition of “Material Trading” of this policy is reached.

4.15.4 In the cases in which the purchase results in or has been performed with the purpose of changing the composition of control or administrative structure of Eletrobras, as well as in the cases in which the purchase generates the obligation of performance of public offering, under the terms of the applicable regulation, the purchaser should also perform the disclosure, at least, by the same communication channels commonly applied by Eletrobras, under the terms of sub-items 4.2.1.9 and 4.2.1.10 of this policy, promptly including the information stated in sub-item 4.15.1.

4.15.5 The CFO and Investor Relations Officer shall submit information referred to under sub-item 4.15.1, as soon as received by Eletrobras, CVM, and, as the case may be, the entities managed by markets wherein the company’s shares are allowed for trading, under the terms of CVM Resolution No. 44.

4.16       Preclusions to the Trading of Securities

4.16.1 Before the disclosure to the market, by Eletrobras, of material information appurtenant to the business of Eletrobras or subsidiaries, under the terms of CVM Resolution No. 44, the trading is forbidden as concerning Securities issued by Eletrobras or issued by subsidiaries, or referred by them, Eletrobras itself or bound persons.

4.16.1.1 It is presumed that (i) the subject person who trades securities having material information not yet disclosed made use of such information in said trading, being subject to the penalties established in sub-item 4.18 of this policy and applicable laws; (ii) the controlling shareholders, either direct or indirect, officers, members of the board of directors and the fiscal board, and the company itself, in regard to business with securities issued by itself, have access to all material information not yet disclosed; (iii) the persons

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listed in item (ii), as well as those who have a commercial, professional or trusting relationship with the company, having had access to material information not yet disclosed, they know that it is privileged information.

4.16.1.2 The assumptions provided for in sub-item 4.16.1.1 are relative and should be analyzed together with other elements that indicate that said prohibition was, in fact or not, disrespected and can, if applicable, be used in combination.

4.16.1.3 The preclusion provided for in sub-item 4.16.1 also should prevail:

a)	if there is an intention to carry out a merger, total or partial spin-off, consolidation, conversion, corporate reorganization or business merger, change in the company’s control, including through the execution, amendment or termination of a shareholders’ agreement, decision to cancel registration of the publicly-held company or change in the environment or trading segment of the shares issued by it, from the moment in which assessments or analyses relative to the matter are started;
b)	with regard to the list of controlling shareholders, either direct or indirect, the managers, whenever a purchase or sale of shares issued by Eletrobras is being performed by Eletrobras itself, its subsidiaries or another company under common control, or if an option or power of attorney is granted for the same purpose; and
c)	if assessments or analyses are started to request court-supervised or out of court recovery and bankruptcy carried out by the company itself.

4.16.2 The preclusions under sub-item 4.16.1 shall also be applicable to the managers who may withdraw from Eletrobras’ or subsidiaries’ management, accordingly, before the public disclosure of the business or a fact started during their management period, and shall extend over the term of three months after withdrawal.

4.16.3 The preclusions provided for under sub-items 4.16.1 and 4.16.2 above shall be effective as soon as Eletrobras discloses material information to the market, under the terms of this policy, except if the trading with securities might interfere with the conditions of said business, to the detriment of Eletrobras’ shareholders or Eletrobras itself. In the event that Eletrobras finds the need for maintenance of the preclusion of negotiation, even after the disclosure of material information, the CFO and Investor Relations Officer should inform it through internal communication.

4.16.4 Trading in or with reference to securities is prohibited by Eletrobras itself, its controlling shareholders, its officers, its members of the board of directors and fiscal board, within the period of 15 days prior to the date of disclosure of quarterly accounting information (ITR) and annual financial statements (DFP) of Eletrobras, except for the provisions of sub-item 4.17 and without prejudice to the provisions of this sub-item 4.16, regardless of the knowledge by such persons of the content of the quarterly accounting information and the annual financial statements of the company.

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4.16.4.1 The prohibition referred to in sub-item 4.16.4 is independent of the assessment of the existence of material information pending disclosure or of the intention in regard to the trading.

4.16.4.2 The prohibition referred to in sub-item 4.16.4 does not apply to: (i) trading involving fixed-income securities, when carried out through operations with combined repurchase commitments by the seller and resale by the buyer, for settlement on a pre-established date, previous or equal to the maturity of the securities object of the operation, carried out with predefined profitability or yield parameters; (ii) operations intended to fulfill obligations undertaken before the start of the prohibition period arising from securities loans, exercise of purchase or put options by third party, and forward purchase and sale agreements; and (iii) trading carried out by financial institutions and legal entities that are part of its business group, providing that they are carried out in the normal course of their business and within parameters pre-established in the company’s trading policy.

4.16.5 The counting of the period referred to in sub-item 4.16.4 shall be made excluding the day of disclosure, however, transactions with securities can only be carried out on that day after said disclosure.

4.16.6 If any agreement or contract aiming at the transfer of the respective controlling interest has been executed, or if an option or power of attorney has been granted for the same purpose, as well as if there is intention to perform takeover, total or partial spin-off, consolidation, corporate conversion or reorganization, and while the operation is not made public by disclosure of Material Fact, the Eletrobras’ Board of Directors may not resolve on the purchase or sale of share of its own issuance.

4.16.7 The CFO and Investor Relations Officer is allowed, regardless of justification, to set periods in which Eletrobras companies and the bound persons may not negotiate with securities issued by Eletrobras, or else by subsidiaries or affiliates which are publicly-held companies (“Block Period”), and, in this case, should expressly inform the initial term and the final term of the Block Period, by internal communication, and the Company and bound persons keep confidentiality of such period.

4.16.7.1 The absence of communication by the CFO and Investor Relations Officer about the Block Period does not exempt Eletrobras companies or the bound persons to fulfill this Policy, as well as the applicable legal provisions, especially CVM Resolution No. 44.

4.16.8 The presumptions, prohibitions, and reporting obligations set forth in this policy apply:

a)	the trading performed in Stock Exchanges and OTC market, whether organized or not, as well as those performed without the intervention of an institution that is part of the distribution system;
b)	trading carried out directly or indirectly, whether such trading takes place through controlled companies, or through third party with whom a trust agreement or portfolio or share management is maintained;
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c)	the trading carried out on its own account or on behalf of third party;
d)	the operations of rental of securities;
e)	the bonds referred to in sub-item 4.13.9.

4.16.8.1 For the purposes of the provisions under sub-item 4.16.8, indirect trading or by third party trading do not include those performed by investment funds where the persons subject to this policy are members, provided that:

a)	such funds are not exclusive; and
b)	the trading decisions of the manager or administrator of the fund may not be influenced by members.

4.16.8.1.1 It is presumed, assuming evidence to the contrary and in keeping with the provisions of sub-item 4.16.8.1.2, that the trading decisions of the manager and the exclusive fund manager are influenced by the fund’s shareholder.

4.16.8.1.2 The presumption referred to in sub-item 4.16.8.1.1 does not apply to exclusive investment funds whose shareholders are insurance companies or open supplementary pension entities and whose purpose is to invest funds from the free benefit-generating plan (PGBL) and free benefit-generating life (VGBL) over the deferral period.

4.17       Exceptions for the Preclusion of Trading of Securities

4.17.1 The assumptions set forth in sub-item 4.16 do not apply: (i) to the purchase, through private trading, of shares held in treasury, resulting from the exercise of the purchase option in accordance with the stock option plan approved at a shareholders’ meeting, or when it concerns the granting of shares to managers, employees or service providers as part of compensation previously approved at a shareholders’ meeting; and (ii) trading involving fixed income securities, when carried out through operations with combined repurchase commitments by the seller and resale by the buyer, for settlement on a pre-established date, prior to or equal to the maturity of the securities object of the operation, carried out with profitability or predefined yield parameters.

4.17.2 The prohibitions provided for in sub-items 4.16.1 and 4.16.2 do not apply: (i) provided that trading is carried out in accordance with individual investment or divestment plans, as defined in sub-item 4.17.3; and (ii) subscriptions to new securities issued by the company, without prejudice to the impact of the rules that provide for the disclosure of information in the context of the issuance and offering of these securities.

4.17.3 Bound Persons may execute individual investment or divestment plans, regulating their trading with securities, in order to rule out the applicability of the presumptions provided for in sub-item 4.16 and in Paragraph 1 of Article 13 of CVM Resolution No. 44 (“individual investment or divestment plans”).

4.17.3.1 The individual investment or divestment plans should have provisions that prevent the use, by the bound person, of privileged information to its own benefit, either directly or indirectly, and, therefore, should be prepared in such a way that the decision of purchase

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or sale of securities by a bound person may not be taken after a privileged information is known, and thus the person holding an individual investment and divestment plan should refrain from exercising influence on the operation if there is pending material information not disclosed.

4.17.3.2 The individual investment or divestment plans should:

a)	be concluded in written with the CFO and Investor Relations Officer before the performance of any trading (Exhibit V);
b)	be verifiable, including with regard to its establishment and concerning any change in its content;
c)	establish, in an irrevocable character, the dates and values or amounts of business to be performed by the participants; and
d)	provide for a minimum period of three months for the plan itself, any modifications and cancellation, to take effect.

4.17.4 The individual investment or divestment plans may allow the trading of securities over the period provided for under sub-item 4.16.4, provided that, in addition to meeting the requirements in sub-item 4.17.3:

a)	the company has approved a schedule defining specific dates for disclosure of quarterly accounting information (ITR) and annual financial statements (DFP); and
b)	their participant undertake to transfer to the company any loss avoided or potential earnings in trading with securities, arising out of any change to the dates of disclosure of ITR and DFP forms, investigated by means of reasonable criteria set in the very plan.

4.17.5 The participants of the individual investment or divestment plans shall simultaneously keep in force more than one individual investment or divestment plan and perform any operations that cancel or mitigate the economic effects of the operations to be set forth under the individual investment or divestment plans.

4.17.6 Without prejudice to the provisions in sub-item 4.17.9 below, the CFO and Investor Relations Officer should assess the individual investment or divestment plans in view of the applicable regulation, and may refuse its filing at Eletrobras if they are in noncompliance with this Policy or the applicable regulation.

4.17.7 The bound persons that execute individual investment or divestment plans should communicate to the CFO and Investor Relations Officer, and the Investor Relations Department of Eletrobras, always in writing, (i) all trading made, over the term of up to five days after its occurrence; and (ii) subsequent amendments to the individual investment or divestment plans or breach of such plans. In addition to this, they should also communicate to the Stock Exchanges about their individual investment or divestment plans and subsequent amendments or breach of such plans. The communication should have at least the indication if the plan is of scheduled investment or divestment, the dates, and the values or amounts of business to be performed.

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

4.17.8 The Investor Relations Department of Eletrobras should keep specific and individualized control of all individual investment or divestment plans performed under the terms of this sub-item 4.17 and should communicate any cases of noncompliance with said plans immediately to the CFO and Investor Relations Officer.

4.17.9 It is incumbent on the Board of Directors of Eletrobras – CA to check, at least half-yearly, the adhesion to the trading made by the participants of investment or divestment plans they have concluded, and such check shall expressly refer to the minutes of the meeting.

4.18       Severe Penalties and Breaches

4.18.1 Pursuant to CVM Resolution No. 44, for the purposes set forth in paragraph 3 of Article 11 of Law 6385/1976, a breach of the provisions contained in CVM Resolution No. 44 constitutes a serious breach.

4.18.2 Without prejudice to other penalties provided for under the applicable laws and regulation, in the case of breach of the provisions established in this policy, the breaching party shall be subject to the penalties in accordance with the internal rules of Eletrobras, and the liability for damage that may be imposed on Eletrobras and/or its subsidiaries.

4.18.3 The provisions in this policy shall not impair the administrative, civil, and criminal liability resulting from the applicable laws and regulation that may be imputed to third party not directly connected to Eletrobras, which are cognizant on the material information and may use it in noncompliance with the law, regulation, and rules of this policy.

4.18.4 Without prejudice to the jurisdictions of the division of investigation of complaints and other divisions of compliance of the company, the investor relations department shall inform the division of investigation of complaints, for the necessary investigations: (i) if it becomes aware, through communications addressed in sub-item 4.13, of trading with securities in prohibited periods; (ii) or if there are unusual fluctuations in Eletrobras’ shares, thus characterized as a price or volume variation equal to or greater than 5% (five percent).

5       Responsibilities

5.1        Board of Directors of Eletrobras — to approve this policy.

5.2       Board of Directors of Eletrobras Companies – to ratify the approval of this policy.

5.3       Executive Board of Eletrobras – to approve this policy and ensuring its implementation.

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

5.4        Executive Board of Eletrobras companies – to approve this policy and ensure its implementation.

5.5. Financial and Investor Relations Department of Eletrobras – to perform and follow up this policy.

6       Concepts

6.1        Controlling shareholder

Federal Government and/or other shareholders that fall under the concept established by Article 116 of the Brazilian Corporations Act (Law 6404/1976), and may also be referred to as “Parent Company.”

6.2        Managers

Officers and their alternates and members of the Board of Directors of Eletrobras (CA) or of the Eletrobras companies, in the latter case when “managers of the Eletrobras companies” are expressly mentioned.

6.3        American Depositary Receipts (ADR’s)

Stock certificates issued by US financial institutions pegged to the securities of a foreign company.

6.4        Investor Relations Department

A technical department of Eletrobras that is responsible for the relationship with shareholders, investors in securities, and regulatory agencies.

6.5        Shareholders’ Meeting

The highest instance in the company operating for deliberating purposes only, which is set up by the meeting of shareholders, duly summoned and opened, to deliberate on business of interest of Eletrobras companies, in accordance with the assignments established in the Articles of Incorporation and in the Corporations Act.

6.6        Stock Exchange

It is the organized market entity where securities issued by Eletrobras are accepted for trading, either domestically or abroad, such as Brasil, Bolsa, Balcão (“B3 S.A”), The New York Stock Exchange (“NYSE”) and Madrid Stock Exchange for the Latin American Market (“LATIBEX”).

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6.7        Bonds

Debt securities issued by Eletrobras abroad, not referred to by the shares, by means of which the purchase of the security receives periodical interests, and the principal on the security’s maturity.

6.8        Affiliates

The companies wherein Eletrobras has significant influence, under the terms of Article 243, Paragraph 1 of the Brazilian Corporations Act (Law 6404/1976).

6.9        Brazilian Securities and Exchange Commission (“CVM”)

Government agency connected to the Ministry of Finance, created by Law No. 6385, dated December 7, 1976, with the purpose of inspecting, standardizing, governing, and developing the securities market in Brazil.

6.10        Committees under the Articles of Incorporation

Advisory bodies to the Eletrobras’ Board of Directors, created in accordance with article 40 of the Eletrobras’ Articles of Incorporation and which may be composed of members outside the Eletrobras’ Board of Directors.

6.11        Communication to the Market

An instrument by means of which the company makes public information that may be useful for shareholders and investors, but which not is not material information, under the terms of CVM Resolution No. 44.

6.12        Fiscal Directors

Full and alternate members of the Fiscal Board of Eletrobras or of the Eletrobras Companies, in the latter case when “fiscal directors of the Eletrobras companies” is expressly mentioned.

6.13        Commercial Contacts

Every individual or corporation that is acquainted with company’s privileged information or that of its subsidiaries, as a result of business, professional or trust relationship, such as, without limitation, independent auditors, securities analysts, lawyers, consultants, partners, service providers, rating agencies, advisors, and accountants.

6.14        Subsidiaries or Controlled Companies

All companies that are under the company’s control, either directly or indirectly, in Brazil and abroad, as established under Article 243 of the Corporations Act (Law 6404/1976).

6.15        CFO and Investor Relations Officer

Eletrobras’ Officer, appointed under the terms of the Articles of Incorporation of the company or upon delegation, as responsible for the Eletrobras’ agency and reporting to investors and

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

shareholders, to CVM, SEC and Stock Exchanges, as well as for duly updating the publicly-held company’s database of Eletrobras.

6.16        Employees and executives with access to material information

The employees, Eletrobras companies’ officers, and its advisors that, as a result of their position or job title in the Company, have access to any privileged information.

6.17        Former Managers

The Company’s Managers and Fiscal Directors after no longer holding their positions/job titles, owing to license, resignation, removal or substitution.

6.18        Registration Form

An electronic document, submitted from time to time, as provided for in CVM Instruction No. 480, dated December 7, 2009, as further amended, the purpose of which is to gather, in a single document, the main data and characteristics of the company and its securities.

6.19        Privileged Information

Material Information not yet made public by the Regulatory Agencies and/or investing public and/or Stock Exchange, by means of channels and form established in this policy.

6.20        Material Information

Any decision by the controlling shareholder, resolution of the shareholders’ meeting or Eletrobras’ management bodies, or of its subsidiaries, or any other act or fact of a political-administrative, technical, business or economic-financial nature, occurring or relative to the company’s business that can significantly influence:

a)	the price of securities issued by the company or referred to by them;
b)	the decision-making by investors to purchasing, selling or keeping securities; or
c)	the decision-making of investors as to the exercise of any rights inherent in the status of holders of securities issued by the Company or referred to by them.

Potentially material act or fact include the following, among others:

a)	execution of controlling interest transfer agreement or contract of the company, even if as a condition precedent or subsequent;
b)	change of company’s control, including by way of execution, amendment or termination of the shareholders’ agreement;
c)	execution, amendment or termination of a given shareholders’ agreement wherein the company is a party or intervening party, or that has been annotated in a specific book of the company;
d)	entry or exit of a member that has, with the company, an operating, financial, technological or administrative agreement or cooperation;
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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES
e)	authorization for trading of securities issued by the company in any domestic or foreign market;
f)	decision to carry out the company’s registration cancellation;
g)	takeover, merger or spin-off involving the Company or affiliated companies;
h)	transformation or dissolution or the Company;
i)	change to the composition of the Company’s equity;
j)	change of accounting criteria;
k)	renegotiation of debts;
l)	approval of plan for grant of stock option;
m)	change in rights and advantages connected to securities issued by the company;
n)	stock split or grouping or distribution of bonus;
o)	purchase of securities issued by the company to be held in treasury or cancelled, and sale of securities thus purchased;
p)	company’s profit or loss and distribution of cash proceeds;
q)	execution or termination of agreement, or failure in its performance, when the expectation of accomplishment is in public knowledge;
r)	approval, change or withdrawal of project, or else delay implementing it;
s)	start, resumption or discontinuance in manufacture or trading of product or provision of service;
t)	discovery, change or development of technology or company’s resources;
u)	modification of forecasts disclosed by the company; and
v)	filing for court-supervised or out-of-court reorganization, petition for bankruptcy or filing of lawsuit, administrative or arbitration procedure that may impact the economic-financial status of the company.

6.21        Material Trading

Business or series of business by means of which the direct or indirect interest of controlling shareholders, whether direct or indirect, shareholders that elect members of the board of directors or fiscal council, as well as any individual or corporation, or group of persons, operating in concert or representing the same interest, surpasses, either upward or downward, the thresholds of 5% (five percent), 10% (ten percent), 15% (fifteen percent), and so forth, concerning the type or class of shares representing the company’s capital, under the terms of CVM Resolution No. 44.

6.22        Agencies with Technical and Advisory Assignments

Company’s agencies, if any, with technical assignments or earmarked for guiding the managers, such as, without limitation, committees and commissions.

6.23        Regulatory Agencies

CVM, SEC, and other regulatory agencies of the securities market which have jurisdiction relative to governing and inspecting the company and its securities.

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

6.24        Related Persons

Persons, whether natural persons or legal entities, which have the relationships below with manager, fiscal directors and/or members of any agencies with technical or advisory assignments created by statutory provision:

a)	spouse, from whom one is not legally or extrajudicially separated;
b)	cohabitant, even if of a de facto separated person;
c)	any dependent included in the annual income tax adjustment return;
d)	companies directly or indirectly controlled by them;
e)	third party with whom a fiduciary agreement or stock portfolio agreement was kept.

6.25        Subject Persons

Any bound person or related person and, furthermore, any other natural person or legal entity that falls under any of the situations provided for in this policy.

6.26        Bound Persons

Any of natural persons or legal entities below:

a)	direct and indirect controlling shareholders;
b)	officers of Eletrobras and its subsidiaries;
c)	members of the Board of Directors and Fiscal Board of Eletrobras and its subsidiaries;
d)	Eletrobras itself;
e)	members of any agencies with technical or advisory assignments within the company, already created or which may be created upon provision of Eletrobras and its subsidiaries in the Articles;
f)	employees and assistants of Eletrobras or subsidiaries that have access or awareness of privileged information;
g)	managers removed from Eletrobras and its subsidiaries during the period in which they have in their possession any privileged information and in the other hypotheses provided for under this policy;
h)	whomever that, by virtue of their position, assignment or position in Eletrobras, in controlling shareholders, in its subsidiaries or affiliate companies, is aware of privileged information;
i)	people who have a commercial, professional or trusting relationship with Eletrobras and its subsidiaries, their respective employees and representatives, who have had access to privileged information.

6.27        Securities and Exchange Commission (“SEC”)

Regulatory agency of securities market in the United States (US).

6.28        Securities

Those defined in Article 2 of Law 6385, of December 7, 1976, as well as in the regulation issued by CVM, issued by Eletrobras or exchangeable or convertible into securities issued by

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

the company. They include, among others, shares, debentures, subscription bonus, coupons, receipts (including those issued outside Brazil backed by shares) and subscription rights, split certificates, certificates of deposit of securities, purchase or sale options, indices, promissory notes, and derivatives of any kind, or any other securities or collective investment contracts issued by Eletrobras that, by legal ruling, are considered securities.

7       General

7.1        Other terms contained in this policy that are not expressly defined in item 6 will have the meanings provided for in the applicable laws, especially in CVM Resolution No. 44.

7.2        This policy and any amendments that may be implemented shall be made public, according to Chapter 3 of the CVM Resolution No. 44 and sub-item 4.2 of this policy, and once made public, they should be abided by all subject persons.

7.3        Any questions about the provisions under this policy should be clarified jointly with the CFO and Investor Relations Officer of the Company, who shall be supported by the Investor Relations Department, under the terms of this policy.

7.4        Except if otherwise provided for in a specific item of this policy, any communications or notifications referring to material information to the CFO and Investor Relations Officer, shall have date, identification that it is a confidential information, and should only be considered delivered if: (i) received in person, against receipt; or (ii) submitted by registered letter, with return receipt.

7.5        This policy shall become effective on the date of its approval by the Board of Directors of Eletrobras – CA and shall remain in force over an undefined time, and may be changed by the CFO and Investor Relations Officer of Eletrobras, at any time, upon a new approval of the Board of Directors of Eletrobras – CA, and the appropriate disclosures with the regulatory agencies and Stock Exchanges, under the terms of CVM Resolution No. 44 and this policy.

7.6        The approval or amendment of this policy shall be communicated to CVM and, if applicable, to the entities managing the markets in which the securities are admitted to trading, and the communication shall be accompanied by a copy of the resolution and the entire content of the documents that govern and integrate that policy.

7.6.1        Without prejudice to further investigation and sanction, CVM may determine the improvement or amendment of this policy, if it understands that its content does not prevent the use of material information in carrying out the trading of securities or if it understands that it does not appropriately comply with the terms of the CVM Resolution No. 44.

7.7        The guidelines established in this document should be fulfilled by all employees of Eletrobras companies and subsidiaries, subject persons, contractors, service providers and trainees, in addition to any business partners, suppliers, service providing companies, and employees of commercial partners and joint ventures of Eletrobras and subsidiaries.

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7.8       Eletrobras’ companies shall adapt their normative documents and the controls that may be necessary in accordance with the provisions of this policy. The maximum period for adaptation is 90 days from the approval by the Board of Directors of Eletrobras.

7.9       This policy can be broken down into unified regulations valid for all Eletrobras companies and also into specific internal normative documents in each Eletrobras company, always in line with the principles and guidelines established herein.

7.10        This policy replaces and revokes edition 1.0 of the POL-30 policy, approved by DEL-248/2018, dated December 14, 2018, and adopts the coding POL-DIVULGAÇÃO INF RELEVANTES E NEGOCIAÇÃO VAL MOBILIÁRIOS, according to the coding appendix of normative documents of the Corporate Standardization System standard – NO-DCGC-01, edition 1.0, approved by RES-553/2021, dated August 30, 2021.

8       Exhibits

Exhibit I - Instrument of Adhesion to the Policy

Exhibit II - Communication of Ownership of Securities

Exhibit III - Declaration of Trading of Securities

Exhibit IV - Declaration of Ownership and Trading of Bonds

Exhibit V - Declaration of Individual Investment or Divestment Plan

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POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Exhibit I - Instrument of Adhesion to the Policy

Hereby I, _____________________________________________, ______________________________(qualification), residing and domiciled in __________________________________________________________, CPF (Individual Taxpayer ID) No. _____________________ and ID Card No. ________________, issued by ___________, as a ___________________ (job title, position or relationship with Eletrobras) of _____________________________ (company), headquartered at ______________________________________, registered with CNPJ (Corporate Taxpayer ID) under No. _______________________, by means of this Instrument of Adhesion to the “Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies” issued by Centrais Elétricas Brasileiras S.A. (“Eletrobras”), a corporation registered with CNPJ under No. 00.001.180/0001-26, declare (i) to be fully acquainted with the rules in this “Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies,” the copy of which I received and am familiar with, thus ensuring to guide my actions always in consideration of such rules; and (ii) to be aware that the breach of provisions in this “Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies” shall subject the breacher to the penalties to be imposed by the regulatory agencies and Stock Exchange, without prejudice to the disciplinary and legal sanctions that may be applied by Eletrobras itself.

Therefore, I hereby set my hand upon this Instrument of Adhesion in three counterparts of equal content and form, in the presence of the two undersigned witnesses.

_______________, _____________ ___, __

_________________________________

[Declarant’s Signature]

Witnesses:

1. ______________________________ 2. ______________________________

Name: __________________________ Name: __________________________

CPF: ____________________________ CPF: ____________________________

ID: _____________________________ ID: _____________________________

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Exhibit II - Communication of Ownership of Securities

I hereby state, beneath the ownership of securities issued by the company itself, its parent companies and/or subsidiaries, in the latter two cases referring to the publicly-held company, my own ownership or that of related persons, under the terms of the policy and CVM Resolution No. 44/2021:

Communication of Direct or Indirect Ownership of Securities Issued by Eletrobras, its Controlled Companies or Parent Companies, providing that the latter two are Publicly Held Companies

Date:______________

Holder’s Name: _____________________________________ CPF/CNPJ: ___________________ Qualification: _________________________

Address: ________________________________________ City: __________________ State: ____ Zip Code: ____________

Contact Phone Number: ______________________

Is it a bound person, under the terms of the policy: ( ) No ( ) Yes, position:

( ) Member of the Board of Directors ( ) Officer ( ) Member or deputy of the Fiscal Council ( ) Member of agency with technical or advisory assignments

Is it a related person, under the terms of the policy: ( ) No ( ) Yes. Please report the degree of kinship, name, CPF, qualification, as well as the degree of kinship with the bound person: __________________________________________________________________________________________

Does it have an individual investment or divestment plan: ( ) Yes ( ) No

Is it a subsidiary or affiliate of the company: ( ) Yes ( ) No

Date of Business	Issuing Company (state if it is Eletrobras or subsidiaries or parent companies, the latter two if they are publicly-held companies)	Type of Business	Type of Security (state if is a share or other type of security, in accordance with the policy)	Quantity amount, per type and class, in the case of shares, and further characteristics in the case of other securities	Purchase Price	Broker Used	Others Material Information

Therefore, I hereby set my hand upon this Communication of Ownership in three counterparts of equal content and form, in the presence of the two witnesses below, and I HEREBY DECLARE that I shall communicate to the Investor Relations Officer of the Company in the case of any change to the information herein.

_______________, _____________ ___, __

_________________________________

[Declarant’s Signature]

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Instructions for Completion (Exhibit II - Communication of Ownership of Securities):

1. Check full content of the Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies and CVM Resolution No. 44/2021.

2. Bound Persons are: Bound persons are (i) the direct and indirect controlling shareholders; (ii) officers of Eletrobras and its subsidiaries; (iii) members of the Board of Directors and Fiscal Board of Eletrobras and its subsidiaries; (iv) Eletrobras itself; (v) members of any bodies with technical or advisory assignments within the company, created or to be created by provision of Eletrobras and its subsidiaries in the Articles; (vi) employees and assistants of Eletrobras or subsidiaries who have access to or knowledge of privileged information; (vii) managers who leave Eletrobras and its subsidiaries over the period in which they hold any privileged information or in other cases provided in this policy, (viii) whoever, by virtue of their position, assignments or job title at Eletrobras, controlling shareholders, in their controlled companies or in affiliated companies, has knowledge of privileged information; (ix) people who have a commercial, professional or trusting relationship with Eletrobras and its subsidiaries, their respective employees and representatives, who have had access to privileged information.

3. Related Persons are persons, whether individuals or corporations, that keep the relationships referred to as follows with the managers, fiscal directors and/or members of any agencies with technical or advisory assignments created by provision in the Articles: (i) spouse, of whom he/she is not divorced before or out of court; (ii) cohabitant, even if of a de facto separated person; (iii) any dependent included in the annual income tax adjustment return; (iv) companies directly or indirectly controlled by them; (v) third party with whom a fiduciary agreement or stock portfolio agreement was kept.

4. This Communication should be made by the managers, fiscal directors (and their alternates) and members of any agencies with technical or advisory assignments created by provision in the Articles, on the first business day after taking office, and shall be accompanied, when applicable, by the Communication completed by a related person with whom they have any of the relationships provided for in Article No. 11, Paragraph 2 of CVM Resolution No. 44/2021.

5. Individual investment or divestment plan: Check item 4.17.3 to 4.17.9 of the Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies.

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Exhibit III - Declaration of Trading of Securities

I hereby state the trading of securities issued by the company itself, its parent companies and/or subsidiaries, in the latter two cases referring to the publicly-held company, made by myself or by related persons, on the month of ______, 20___, under the terms of this policy and CVM Resolution No. 44/2021:

The trading below was carried out by:

Holder’s Name: _____________________________________ CPF/CNPJ: ___________________ Qualification: ________________________

Address: ________________________________________ City: __________________ State: ____ Zip Code: ____________

Contact Phone Number: ______________________

Is it a bound person, under the terms of the policy: ( ) No ( ) Yes, position:

( ) Member of the Board of Directors ( ) Officer ( ) Member or deputy of the Fiscal Council ( ) Member of agency with technical or advisory assignments

Is it a related person, under the terms of the policy: ( ) No ( ) Yes. Please report the degree of kinship, name, CPF, qualification, as well as the degree of kinship with the bound person: __________________________________________________________________________________________

Does it have individual investment plan: ( ) No ( ) Yes. The trading below was performed in accordance with the individual investment plan: ( ) Yes ( ) No. State justification: __________________________________________________________________________________

Is it a subsidiary or affiliate of the company: ( ) Yes ( ) No

INITIAL BALANCE OF OWNERSHIP OF SECURITIES
Company issuer (report if it is Eletrobras or subsidiaries or parent companies, the latter two if they are publicly-held companies)	Type of security (state if it is a share or other type of security, in accordance with the policy, stating per type and class, in the case of shares, and further characteristics in the case of other securities), such as date of issuance/series, convertibility, terms, guarantees)	Total amount, per type and class, in the case of shares, and further characteristics in the case of other securities	% of Total Initial Interest: Identification of the balance of position held before the trading:		Others Material Information
			Amount of initial securities per type/class:	% of Initial interest per type/class:

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Movement in the month of ____ 20___:

Company issuer (report if it is Eletrobras or subsidiaries or parent companies, the latter two if they are publicly-held companies)	Type of security (state if it is a share or other type of security, in accordance with the policy, stating per type and class, in the case of shares, and further characteristics in the case of other securities), such as date of issuance/series, convertibility, terms, guarantees)	Intermediate	Manner of Procurement or Sale	Transaction Date	Amount, per type and class, in the case of shares, and further characteristics in the case of other securities	Price	Volume (Price X Amount)

FINAL BALANCE OF OWNERSHIP OF SECURITIES AFTER THE TRADING ABOVE
Company issuer (report if it is Eletrobras or subsidiaries or parent companies, the latter two if they are publicly-held companies)	Type of security (state if it is a share or other type of security, in accordance with the policy)	Total amount, per type and class, in the case of shares, and further characteristics in the case of other securities, such as date of issuance/series/convertibility, terms, guarantees	% of Total Initial Interest: Identification of the balance of position held before the trading:		Others Material Information
			Amount of initial securities per type/class:	% of Initial interest per type/class:

Under the terms of CVM Resolution No. 44/2021 and its subsequent amendments, I HEREBY DECLARE that I shall communicate to the Investor Relations Officer of the company in the case of any change to the information provided for herein. Therefore, I hereby set my hand upon this Communication of Ownership in three counterparts of equal content and form.

_______________, _____________ ___, 20__

_________________________________

[Declarant’s Signature]

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Instructions for Completion (Exhibit III - Declaration of Trading of Securities):

1. Check full content of the Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies and CVM Resolution No. 44/2021;

2. Bound Persons are: Bound persons are (i) the direct and indirect controlling shareholders; (ii) officers of Eletrobras and its subsidiaries; (iii) members of the Board of Directors and Fiscal Board of Eletrobras and its subsidiaries; (iv) Eletrobras itself; (v) members of any bodies with technical or advisory assignments within the company, created or to be created by provision of Eletrobras and its subsidiaries in the Articles; (vi) employees and assistants of Eletrobras or subsidiaries who have access to or knowledge of privileged information; (vii) managers who leave Eletrobras and its subsidiaries over the period in which they hold any privileged information or in other cases provided in this policy, (viii) whoever, by virtue of their position, assignments or job title at Eletrobras, controlling shareholders, in their controlled companies or in affiliated companies, has knowledge of privileged information; (ix) people who have a commercial, professional or trusting relationship with Eletrobras and its subsidiaries, their respective employees and representatives, who have had access to privileged information.

3. Related Persons are persons, whether individuals or corporations, that keep the relationships referred to as follows with the managers, fiscal directors and/or members of any agencies with technical or advisory assignments created by provision in the Articles: (i) spouse, of whom he/she is not divorced before or out of court; (ii) cohabitant, even if of a de facto separated person; (iii) any dependent included in the annual income tax adjustment return; (iv) companies directly or indirectly controlled by them; (v) third party with whom a fiduciary agreement or stock portfolio agreement was kept.

4. This Communication should be made by the managers, fiscal directors (and their alternates) and members of any agencies with technical or advisory assignments created by provision in the Articles, (i) within up to five days after the completion of each transaction, and (ii) within a period of up to 15 days from the date on which any change occurs in the information provided for in the Communication completed by the related person, with whom they have any of the relationships provided for in article No. 11, Paragraph 2 of CVM Resolution No. 44/2021. The respective brokerage invoices for the transaction(s) should be attached to this Report.

5. The communication to which this Exhibit III refers to should cover the trading with derivatives or any other securities referred to by the securities issued by the company or issued by its parent companies or subsidiaries, in the latter two cases, provided that the latter two cases are publicly-held companies. For the purposes of the communication referred to in this Exhibit III, the trading of securities issued by the very company, its parent companies or subsidiaries, is equivalent to the application, redemption, and trading of interests in investment funds whose regulation establishes that its portfolio of shares is exclusively made up of shares issued by the company, its parent companies or subsidiaries.

6. Individual investment or divestment plan: Check item 4.17.3 to 4.17.9 of the Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies.

7. This Communication, when completed by any related person, should be presented together with the Communication completed by the manager, fiscal director (and their alternates) or member of any agencies with technical or advisory assignments created by provision in the Articles, with whom they have any of the relationships provided for in Article No. 11, Paragraph 2 of CVM Resolution No. 44/2021.

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Exhibit IV - Declaration of Ownership and Trading of Bonds

I hereby state the trading of bonds issued by the company, on the month of ______, 20___, under the terms of this policy:

The trading below was carried out by:

Name: _________________________________________ CPF/CNPJ: ____________________ Qualification: _________________________

Address: _________________________________________________ City: __________________ State: ____ Zip Code: ______________

Contact Phone Number: ______________________

Is it a bound person, under the terms of the policy: ( ) No ( ) Yes, position:

( ) Member of the Board of Directors ( ) Officer ( ) Member or deputy of the Fiscal Council ( ) Member of agency with technical or advisory assignments

Is it a related person, under the terms of the policy: ( ) No ( ) Yes. Please report the degree of kinship, name, CPF, qualification, as well as the degree of kinship with the bound person: __________________________________________________________________________________________

INITIAL BONDS OWNERSHIP BALANCE
Issuing Company (State Eletrobras)	Year of issuance/series/ maturity of bond	Total Quantity	Other Material Information

Movement in the month of ____ 20___:

Issuing Company (State Eletrobras)	Year of Issuance/Series/Maturity of the Bond	Intermediate	Manner of Procurement or Sale	Transaction Date	Quantity	Price	Volume (Price X Amount)

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

FINAL BALANCE OF OWNERSHIP OF BONDS AFTER THE TRADING ABOVE
Issuing Company (State Eletrobras)	Year of issuance/series/ maturity of bond	Total Quantity	Other material information

Under the terms of this Policy, I HEREBY DECLARE that I shall report to the Company’s Investor Relations Officer in the case of any change to the information herein. Therefore, I hereby set my hand upon this Communication of Ownership in three counterparts of equal content and form.

_______________, _____________ ___, 20__

_________________________________

[Declarant’s Signature]

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Instructions for Completion (Exhibit IV - Declaration of Ownership and Trading of Bonds):

1. Check the full content of the Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies;

2. Bound Persons are: Bound persons are (i) the direct and indirect controlling shareholders; (ii) officers of Eletrobras and its subsidiaries; (iii) members of the Board of Directors and Fiscal Board of Eletrobras and its subsidiaries; (iv) Eletrobras itself; (v) members of any bodies with technical or advisory assignments within the company, created or to be created by provision of Eletrobras and its subsidiaries in the Articles; (vi) employees and assistants of Eletrobras or subsidiaries who have access to or knowledge of privileged information; (vii) managers who leave Eletrobras and its subsidiaries over the period in which they hold any privileged information or in other cases provided in this policy, (viii) whoever, by virtue of their position, assignments or job title at Eletrobras, controlling shareholders, in their controlled companies or in affiliated companies, has knowledge of privileged information; (ix) people who have a commercial, professional or trusting relationship with Eletrobras and its subsidiaries, their respective employees and representatives, who have had access to privileged information.

3. Related Persons are persons, whether individuals or corporations, that keep the relationships referred to as follows with the managers, fiscal directors and/or members of any agencies with technical or advisory assignments created by provision in the Articles: (i) spouse, of whom he/she is not divorced before or out of court; (ii) cohabitant, even if of a de facto separated person; (iii) any dependent included in the annual income tax adjustment return; (iv) companies directly or indirectly controlled by them; (v) third party with whom a fiduciary agreement or stock portfolio agreement was kept.

4. This Communication should be made by the managers, fiscal directors (and their alternates) and members of any agencies with technical or advisory assignments created by provision in the Articles, (i) within up to five days after the completion of each transaction, and (ii) within a period of up to 15 days from the date on which any change occurs in the information provided for in the Communication completed by the related person, with whom they have any of the relationships provided for in article No. 11, Paragraph 2 of CVM Resolution No. 44/2021.

5. The communication to which this Exhibit IV refers should cover the Bonds issued by Eletrobras. Bonds are debt securities issued by the company abroad, not referred to by shares, by means of which the purchase of the security receives periodical interests and principal on the security’s maturity.

6. This Communication, when completed by any related person, should be presented together with the Communication completed by the manager, fiscal director (and their alternates) or member of any agencies with technical or advisory assignments created by provision in the Articles, with whom they have any of the relationships provided for in Article No. 11, Paragraph 2 of CVM Resolution No. 44/2021.

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Exhibit V - Declaration of Individual Investment or Divestment Plan

I, _________________________________________, _____________________________________________, residing and domiciled at _________________________________________________________________, CPF No. ______________________ and ID No. ________________, issued by ___________, hereby state that I have an individual investment or divestment plan, the rules of which are detailed in the annex to this statement, which are in keeping with the Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies and CVM Resolution No. 44/ 2021.

Under the terms of CVM Resolution No. 44/2021/02 and its subsequent amendments, I HEREBY DECLARE that I shall communicate to the Investor Relations Officer of the company in the case of any change to the information provided for herein. Therefore, I hereby set my hand upon this Communication of Ownership in three counterparts of equal content and form.

_______________, _____________ ___, 20__

_________________________________

[Declarant’s Signature]

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND INFORMATION ON SECURITIES TRADING OF ELETROBRAS COMPANIES

Completion instructions (Exhibit V - Declaration of Individual Investment or Divestment Plan):

1. Check full content of the Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies and CVM Resolution No. 44/2021.

2. The individual investment or divestment plans should:

•	be concluded in written with the Chief Financial Officer and Investor Relations Officer before the performance of any trading;
•	be verifiable, including with regard to its establishment and concerning any change in its content;
•	establish, in an irrevocable character, the dates and values or amounts of business to be performed by the participants; and
•	set out the minimum term of three months for the plan itself, as well as any amendments and cancellation, to take effect.

3. The participants of the individual investment or divestment plans shall simultaneously keep in force more than one individual investment or divestment plan and/or perform any operations that cancel or mitigate the economic effects of the operations to be set forth under the individual investment or divestment plan.

4. The bound persons that execute individual investment and divestment plans should communicate to the CFO and Investor Relations Officer, and the Investor Relations Department of Eletrobras, always in writing, (i) all trading made, over the term of up to five days after its occurrence; and (ii) subsequent amendments to the individual investment or divestment plans or breach of such plans. In addition to this, they should communicate to the Stock Exchanges about their individual investment or divestment plans and subsequent amendments or breach of such plans. The communication should have at least the indication if the plan is of scheduled investment or divestment, the dates, and the values or amounts of business to be performed.

5. The adoption of an investment or divestment plan by the company, by the controlling shareholders, either direct or indirect, officers, members of the board of directors, the fiscal board and any agencies with technical or advisory assignments, created by provision in the Articles, depends on authorization in the trading approved by the company, which must necessarily require that: (i) the plan is executed in writing before the CFO and Investor Relations Officer; and (ii) the board of directors, or other agency under the Articles to which this duty is assigned, checks, at least every six months, the adherence of the trading carried out by the participants subject to the trading policy to the individual investment or divestment plans executed by them.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.